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FEB 2 6 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8-53527~~

8-53544

FACING PAGE
*Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder*

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Blackhill Advisors, LP

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

2602 McKinney, Suite 400
                                (No. and Street)

Dallas	Texas	75204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                    (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                        (Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2009
THOMSONREUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __James Latimer__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Blackhill Advisors, LP__ , as of __December 31__ , 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SYLVIA L. CHERRY
Notary Public, State of Texas
My Commission Expires
March 14, 2009

_____
Signature

_____
Managing Director
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BLACKHILL ADVISORS, LP

Report Pursuant to Rule 17a-5(d)

Year Ended December 31, 2008

BLACKHILL ADVISORS, LP

Table of Contents



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the General Partner
Blackhill Advisors, LP

We have audited the accompanying statement of financial condition of the Blackhill Advisors, LP, as of December 31, 2008, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhill Advisors, LP, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 16, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

BLACKHILL ADVISORS, LP
Statement of Financial Condition
December 31, 2008

ASSETS

Cash	$	48,833
Accounts receivable		80,728
Prepaid expense		2,921
Total Assets	$	132,482

LIABILITIES AND PARTNERS' CAPITAL

Liabilities		
Accounts payable	$	72,728
Accrued expenses		9,500
Total liabilities		82,228
Partners' capital		50,254
Total Liabilities and Partners' Capital	$	132,482

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Income
For the Year Ended December 31, 2008

Revenues	
Fees	$ 80,728
Total revenues	80,728
Expenses	
Consulting fees	72,728
Professional fees	8,140
Occupancy	7,200
Other operating expenses	4,165
	92,233
Net Income (Loss)	$ (11,505)

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2008

	General Partner	Limited Partner	Total
Beginning balance, January 1, 2008	$ 618	$ 61,141	$ 61,759
Net income (loss)	(115)	(11,390)	(11,505)
Ending balance, December 31, 2008	$ 503	$ 49,751	$ 50,254

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2008

Balance, at December 31, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

BLACKHILL ADVISORS, LP
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)	$ (11,505)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Increase in accounts receivable	(80,728)
Increase in prepaid expense	(2,311)
Increase in accounts payable	70,728
Increase in accrued expenses	7,000
Net cash provided (used) by operating activities	(16,816)

Cash flows from investing activities

Net cash provided (used) by investing activities	-0-

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net decrease in cash	(16,816)
Cash at beginning of period	65,649
Cash at end of period	$ 48,833

Supplemental schedule of cash flow information

Cash paid during the period for:

Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 -   Summary of Significant Accounting Policies

Organization

Blackhill Advisors, LP (the "Partnership") was organized on August 15, 2000, as a Texas limited partnership. The Partnership agreement provides that the Partnership terminates in the year 2025 unless otherwise terminated.

The Partnership is a direct participation broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i). The Partnership is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership's office is located in Dallas, Texas. The Partnership's income is derived from consulting and business brokerage.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

No provision for Federal income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

No provision for state income taxes is required as the Partnership did not incur such expense during 2008.

Allocation of Income and Loss

Except for certain events provided for in the Partnership agreement, income or loss of the Partnership is generally allocated 99% to the limited partner and 1% to the general partner.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Note 1 - Summary of Significant Accounting Policies, continued

Limited Liability

Except as otherwise provided by law, the Partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Revenue Recognition

Revenue from consulting and business brokerage is recognized upon performance of the services.

Recent Pronouncement

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"* which permits the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48 while the FASB amends the disclosure requirements for FIN 48 for nonpublic enterprises.

Management evaluates income tax positions based on a predetermined threshold of whether the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008, the Partnership had net capital of approximately $39,333 and net capital requirements of $5,481. The Partnership's ratio of aggregate indebtedness to net capital was 2.09 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

BLACKHILL ADVISORS, LP
Notes to Financial Statements
December 31, 2008

Note 3 -   Possession or Control Requirements

The Partnership does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 -   Related Party Transactions

The Partnership incurred expenses for office rent of $7,200 and other operating expenses of $4,165 during 2008 paid to the partners and related entities.

Note 5 -   Major Customers

During 2008, all of the Partnership's revenues and consulting fee expense were generated from the one transaction.

Supplemental Information

Pursuant of Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2008

Schedule I

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2008

Computation of Net Capital

Total ownership equity qualified for net capital		$ 50,254
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		50,254
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 8,000	
Other assets	2,921	(10,921)
Net capital before haircuts on securities positions		39,333
Haircuts on securities (computed, where applicable, Pursuant to rule 15c3-1(f)		-0-
Net capital		$ 39,333

Aggregate Indebtedness

Accounts payable		$ 72,728
Accrued expenses		9,500
Total aggregate indebtedness		$ 82,228

Schedule I (continued)

BLACKHILL ADVISORS, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year December 31, 2008

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,481
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,481
Net capital in excess of required minimum	$ 33,852
Excess net capital at 1000%	$ 31,110
Ratio: Aggregate indebtedness to net capital	2.09 to 1

Reconciliation with Partnership's Computation

The difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation is as follows:

Net capital per the Partnership's unaudited Focus IIA	$ 42,254
Less: Non-allowable asset not reflected on Focus	(2,921)
Net capital per audited report	$ 39,333

Schedule II

<u>BLACKHILL ADVISORS, LP</u>
<u>Computation for Determination of Reserve Requirement</u>
<u>Under Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>For the Year December 31, 2008</u>

Exemptive Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which business is limited to direct placement participations.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended December 31, 2008



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the General Partner
Blackhill Advisors, LP

In planning and performing our audit of the financial statements and supplemental information of Blackhill Advisors, LP (the "Partnership"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 16, 2009

END